United States securities and exchange commission logo





                              July 16, 2021

       Jerry Katzman
       Chief Executive Officer
       RetinalGenix Technologies Inc.
       1450 North McDowell Boulevard, Suite 150
       Petaluma, CA 94954

                                                        Re: RetinalGenix
Technologies Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted June 28,
2021
                                                            CIK No. 0001836295

       Dear Mr. Katzman:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Description of Securities
       Series F Preferred Stock, page 32

   1. Please revise your disclosure in this section to disclose the results of the review performed by the current board of
directors of the company of the January 2018 share issuance to
                                                        Halo as discussed in
Note D to the financial statements, including any action that the company might take
based on the results of such review.
       Sublicense Agreement with Sanovas Ophthalmology LLC, page 36

   2. We note your response to prior comment 6. Please disclose how many patents and patent applications compose
the Licensed IP to which you refer in this section. Please also revise
 Jerry Katzman
RetinalGenix Technologies Inc.
July 16, 2021
Page 2
      your disclosure to provide the definition for Last Valid Claim. Management's Discussion and Analysis of Fianancial Condition and Results of Operations, page
37

3. Please revise your disclosure to quantify each of the factors noted for the change in your administrative expenses. In this regard, you noted that the increase related to executive payroll and related expenses, marketing and corporate legal, accounting and auditing expenses.
Signatures, page 55

4. We note your response to prior comment 9; however, we note that Mr. Gould is still listed as Chief Science Officer on the signature page. Please revise.
       You may contact Sasha Parikh at 202-551-3627 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Dillon Hagius at 202-551-7967 or Ada D. Sarmento at 202-551-3798 with any other questions.



                                                            Sincerely,
FirstName LastNameJerry Katzman
                                                            Division of
Corporation Finance
Comapany NameRetinalGenix Technologies Inc.
                                                            Office of Life
Sciences
July 16, 2021 Page 2
cc:       Richard Friedman, Esq.
FirstName LastName